THE MONTANA POWER COMPANY

TO

THE BANK OF NEW YORK

AND

DOUGLAS J. MACINNES

As Trustees under The Montana
Power Company's Mortgage and
Deed of Trust, dated as of
October 1, 1945

———————

TWENTIETH SUPPLEMENTAL INDENTURE

Providing, among other things, for
First Mortgage Bonds, 7.30% Series due 2006

———————

Dated as of November 1, 2001

TWENTIETH SUPPLEMENTAL INDENTURE

_____

TWENTIETH SUPPLEMENTAL INDENTURE, dated as of November 1, 2001, between THE MONTANA POWER COMPANY, a corporation of the State of Montana (successor by merger to The Montana Power Company, a corporation of the State of New Jersey), whose post office address is 40 East Broadway, Butte, Montana 59701 (hereinafter sometimes called the Company), and THE BANK OF NEW YORK, a banking corporation of the State of New York, whose principal corporate trust office is located at 101 Barclay Street, New York, New York 10286 (successor to Morgan Guaranty Trust Company of New York (formerly Guaranty Trust Company of New York))(hereinafter sometimes called the Corporate Trustee), and DOUGLAS J. MACINNES, whose post office address is c/o The Bank of New York, 101 Barclay Street, New York, New York 10286 (successor to Arthur E. Burke, Karl R. Henrich, H.H. Gould, R. Amundsen, P.J. Crowley and W.T. Cunningham) (said Douglas J. MacInnes being hereinafter sometimes called the Co-Trustee; and the Corporate Trustee and the Co-Trustee being hereinafter together sometimes called the Trustees), as Trustees under the Mortgage and Deed of Trust, dated as of October 1, 1945 (hereinafter called the Mortgage and, together with any indentures supplemental thereto, hereinafter sometimes called the Indenture), which Mortgage was executed and delivered by The Montana Power Company, a corporation of the State of New Jersey (hereinafter sometimes called the Company-New Jersey) to Guaranty Trust Company of New York and Arthur E. Burke, to secure the payment of bonds issued or to be issued under and in accordance with the provisions of the Mortgage, reference to which Mortgage is hereby made, this instrument (hereinafter called the Twentieth Supplemental Indenture) being supplemental thereto;

WHEREAS, by the Mortgage, the Company-New Jersey covenanted that it would execute and deliver such supplemental indenture or indentures and such further instruments and do such further acts as might be necessary or proper to carry out more effectually the purposes of the Indenture and to make subject to the lien of the Indenture any property thereafter acquired, made or constructed and intended to be subject to the lien thereof; and

WHEREAS, the Company-New Jersey executed and delivered to the Trustees its First Supplemental Indenture, dated as of May 1, 1954 (hereinafter called the First Supplemental Indenture); and its Second Supplemental Indenture, dated as of April 1, 1959 (hereinafter called the Second Supplemental Indenture); and

WHEREAS, the Company-New Jersey was merged into the Company on November 30, 1961, and to evidence the succession of the Company to the Company-New Jersey and the assumption by the Company of the covenants and conditions of the Company-New Jersey in the bonds and in the Indenture contained and to enable the Company to have and exercise the powers and rights of the Company-New Jersey under the Indenture in accordance with the terms thereof, the Company executed and delivered to the Trustees its Third

Supplemental Indenture, dated as of November 30, 1961 (hereinafter called the Third Supplemental Indenture); and

WHEREAS, the Company executed and delivered to the Trustees its Fourth Supplemental Indenture, dated as of April 1, 1970 (hereinafter called the Fourth Supplemental Indenture); its Fifth Supplemental Indenture, dated as of April 1, 1971 (hereinafter called the Fifth Supplemental Indenture); its Sixth Supplemental Indenture, dated as of March 1, 1974 (hereinafter called the Sixth Supplemental Indenture); its Seventh Supplemental Indenture, dated as of December 1, 1974 (hereinafter called the Seventh Supplemental Indenture); its Eighth Supplemental Indenture, dated as of July 1, 1975 (hereinafter called the Eighth Supplemental Indenture); its Ninth Supplemental Indenture, dated as of December 1, 1975 (hereinafter called the Ninth Supplemental Indenture); its Tenth Supplemental Indenture, dated as of January 1, 1979 (hereinafter called the Tenth Supplemental Indenture); its Eleventh Supplemental Indenture, dated as of October 1, 1983 (hereinafter called the Eleventh Supplemental Indenture); its Twelfth Supplemental Indenture, dated as of January 1, 1984 (hereinafter called the Twelfth Supplemental Indenture); its Thirteenth Supplemental Indenture, dated as of December 1, 1991 (hereinafter called the Thirteenth Supplemental Indenture); its Fourteenth Supplemental Indenture, dated as of January 1, 1993 (hereinafter called the Fourteenth Supplemental Indenture); its Fifteenth Supplemental Indenture, dated as of March 1, 1993 (hereinafter called the Fifteenth Supplemental Indenture); its Sixteenth Supplemental Indenture, dated as of May 1, 1993 (hereinafter called the Sixteenth Supplemental Indenture); its Seventeenth Supplemental Indenture, dated as of December 1, 1993 (hereinafter called the Seventeenth Supplemental Indenture) its Eighteenth Supplemental Indenture, dated as of August 5, 1994 (hereinafter called the Eighteenth Supplemental Indenture) and its Nineteenth Supplemental Indenture, dated as of December 16, 1999 (hereinafter called the Nineteenth Supplemental Indenture); and

WHEREAS, the Mortgage and the First, Second, Third, Fourth, Fifth, Sixth, Seventh, Eighth, Ninth, Tenth, Eleventh, Twelfth, Thirteenth, Fourteenth, Fifteenth, Sixteenth, Seventeenth, Eighteenth and Nineteenth Supplemental Indentures were recorded in the official records of various counties and states as required by the Indenture; and

WHEREAS, the Company expects to record this Twentieth Supplemental Indenture in the official records of various counties and states as required by the Indenture; and

WHEREAS, an instrument dated March 15, 1955 was executed by the Company-New Jersey appointing Karl R. Henrich as Co-Trustee in succession to said Arthur E. Burke, resigned, under the Mortgage and by Karl R. Henrich accepting the appointment as Co-Trustee under the Mortgage in succession to said Arthur E. Burke, which instrument was recorded in various counties in the states of Montana, Idaho and Wyoming; and

WHEREAS, an instrument dated June 29, 1962 was executed by the Company appointing H.H. Gould as Co-Trustee in succession to said Karl R. Henrich, resigned, under the Mortgage and by H.H. Gould accepting the appointment as Co-Trustee under the Mortgage in succession to said Karl R. Henrich, which instrument was recorded in various counties in the states of Montana, Idaho and Wyoming; and

WHEREAS, an instrument dated June 22, 1973 was executed by the Company appointing R. Amundsen as Co-Trustee in succession to said H.H. Gould, resigned, under the Mortgage and by R. Amundsen accepting the appointment as Co-Trustee under the Mortgage in succession to said H.H. Gould, which instrument was recorded in various counties in the states of Montana, Idaho and Wyoming; and

WHEREAS, an instrument dated July 1, 1986 was executed by the Company appointing P.J. Crowley as Co-Trustee in succession to said R. Amundsen, resigned, under the Mortgage and by P.J. Crowley accepting the appointment as Co-Trustee under the Mortgage in succession to said R. Amundsen, which instrument was recorded in various counties in the states of Montana, Idaho and Wyoming; and

WHEREAS, by the Eighteenth Supplemental Indenture, the Company appointed (i) W.T. Cunningham as Co-Trustee in succession to said P.J. Crowley, resigned, under the Mortgage and W.T. Cunningham accepted the appointment as Co-Trustee under the Mortgage in succession to said P.J. Crowley, and (ii) The Bank of New York as Corporate Trustee in succession to Morgan Guaranty Trust Company of New York, resigned, under the Mortgage and The Bank Of New York accepted the appointment as Corporate Trustee under the Mortgage in succession to said Morgan Guaranty Trust Company of New York, which supplemental indenture was recorded in various counties in the states of Montana, Idaho and Wyoming; and

WHEREAS, an instrument dated March 29, 1999 was executed by the Company appointing Douglas J. MacInnes as Co-Trustee in succession to said W.T. Cunningham, resigned, under the Mortgage and by Douglas J. MacInnes accepting the appointment as Co-Trustee under the Mortgage in succession to said W.T. Cunningham, which instrument was recorded in various counties in the states of Montana, Idaho and Wyoming; and

WHEREAS, in addition to the property described in the Mortgage, the Company has acquired certain other property, rights and interests in property; and

WHEREAS, the Company-New Jersey or the Company has heretofore issued, in accordance with the provisions of the Mortgage, the following series of First Mortgage Bonds:

Series	Principal Amount Issued	Principal Amount Outstanding
2-7/8% Series due 1975	$40,000,000	NONE
3-1/8% Series due 1984	6,000,000	NONE
4-1/2% Series due 1989	15,000,000	NONE
8-1/4% Series due 1974	30,000,000	NONE
7-1/2% Series due 2001	25,000,000	NONE
8-5/8% Series due 2004	60,000,000	NONE
8-3/4% Series due 1981	30,000,000	NONE
9.60% Series due 2005...	35,000,000	NONE
9.70% Series due 2005...	65,000,000	NONE
9-7/8% Series due 2009	50,000,000	NONE
11-3/4% Series due 1993	75,000,000	NONE
10/10-1/8% Series due 2004/2014	80,000,000	NONE
8-1/8% Series due 2014	41,200,000	NONE
7.70% Series due 1999 (Fourteenth).......................	55,000,000	NONE
8-1/4% Series due 2007 (Fifteenth)	55,000,000	$365,000
8.95% Series due 2022 (Sixteenth).........................	50,000,000	1,446,000
Secured Medium-Term Notes (Seventeenth)...........	68,000,000	28,000,000
7% Series due 2005 (Eighteenth)............................	50,000,000	5,386,000
6-1/8% Series due 2023 (Nineteenth)......................	90,205,000	90,205,000
5.90% Series due 2023 (Twentieth).........................	80,000,000	80,000,000
0% Series due 1999..	210,321,007	NONE

which bonds are also hereinafter sometimes called bonds of the First through Twenty-first Series, respectively; and

WHEREAS, Section 8 of the Mortgage provides that the form of each series of bonds (other than the First Series) issued thereunder and of the coupons to be attached to coupon bonds of such series shall be established by Resolution of the Board of Directors of the Company and that the form of such series, as established by said Board of Directors, shall specify the descriptive title of the bonds and various other terms thereof, and may also contain such provisions not inconsistent with the provisions of the Indenture as the Board of Directors may, in its discretion, cause to be inserted therein expressing or referring to the terms and conditions upon which such bonds are to be issued and/or secured under the Indenture; and

WHEREAS, Section 120 of the Mortgage provides, among other things, that any power, privilege or right expressly or impliedly reserved to or in any way conferred upon the Company by any provision of the Indenture, whether such power, privilege or right is in any way restricted or is unrestricted, may be in whole or in part waived or surrendered or subjected to any restriction if at the time unrestricted or to additional restriction if already restricted, and the Company may enter into any further covenants, limitations or restrictions for the benefit of any one or more series of bonds issued thereunder, or the Company may cure any ambiguity contained therein or in any supplemental indenture or may (in lieu of establishment by

Resolution as provided in Section 8 of the Mortgage) establish the terms and provisions of any series of bonds other than said First Series, by an instrument in writing acknowledged by the Company in such manner as would be necessary to entitle a conveyance of real estate to record in all of the states in which any property at the time subject to the lien of the Indenture shall be situated; and

WHEREAS, the Company now desires to create a new series of bonds and (pursuant to the provisions of Section 120 of the Mortgage) to add to its covenants and agreements contained in the Mortgage as supplemented; and

WHEREAS, the execution and delivery by the Company of this Twentieth Supplemental Indenture, and the terms of the bonds of the Twenty-second Series hereinafter referred to, have been duly authorized by the Company's Board of Directors and Executive Committee of such Board by appropriate resolutions of that Board and Committee;

NOW, THEREFORE, THIS INDENTURE WITNESSETH: That the Company, in consideration of the premises and of $1.00 to it duly paid by the Trustees at or before the ensealing and delivery of these presents, the receipt whereof is hereby acknowledged, and in further evidence of assurance of the estate, title and rights of the Trustees and in order further to secure the payment of both the principal of and interest and premium, if any, on the bonds from time to time issued under the Indenture, according to their tenor and effect and the performance of all the provisions of the Indenture (including any modification made as in the Mortgage provided) and of said bonds, and to confirm the lien of the Mortgage on certain after-acquired property, hereby grants, bargains, sells, releases, conveys, assigns, transfers, mortgages, pledges, sets over and confirms (subject, however, to Excepted Encumbrances as defined in Section 6 of the Mortgage, as heretofore supplemented) unto Douglas J. MacInnes and (to the extent of its legal capacity to hold the same for the purposes hereof) to The Bank of New York, as Trustees under the Indenture, and to their successor or successors in said trust, and to said Trustees and their successors and assigns forever, all property, real, personal and mixed, of the kind or nature specifically mentioned in the Mortgage, as heretofore supplemented, or of any other kind or nature (whether or not located in the State of Montana), acquired by the Company after the date of the execution and delivery of the Mortgage, as heretofore supplemented (except any herein or in the Mortgage, as heretofore supplemented, expressly excepted), now owned or, subject to the provisions of subsection (I) of Section 87 of the Mortgage, hereafter acquired by the Company (by purchase, consolidation, merger, donation, construction, erection or in any other way) and wheresoever situated, including (without in anywise limiting or impairing by the enumeration of the same the scope and intent of the foregoing or of any general description contained in the Indenture) all lands, power sites, flowage rights, water rights, water locations, water appropriations, ditches, flumes, reservoirs, reservoir sites, canals, raceways, dams, dam sites, aqueducts, and all other rights or means for appropriating, conveying, storing and supplying water; all rights of way and roads; all plants for the generation of electricity by steam, water and/or other power; all powerhouses, gas plants, street lighting systems, standards and other equipment incidental thereto, telephone, radio and television systems, air-conditioning systems and equipment incidental thereto, water works, water systems, steam heat and hot water plants, substations, lines, service and supply systems, bridges, culverts, tracks, ice or refrigeration plants and equipment, offices, buildings and other structures and the equipment thereof; all machinery, engines, boilers, dynamos, electric, gas and other machines, regulators, meters, transformers,

generators, motors, electrical, gas and mechanical appliances, conduits, cables, water, steam heat, gas or other pipes, gas mains and pipes, service pipes, fittings, valves and connections, pole and transmission lines, wires, cables, tools, implements, apparatus, furniture and chattels; all franchises, consents or permits; all lines for the transmission and distribution of electric current, gas, steam heat or water for any purpose including towers, poles, wires, cables, pipes, conduits, ducts and all apparatus for use in connection therewith; all real estate, lands, easements, servitudes, licenses, permits, franchises, privileges, rights of way and other rights in or relating to real estate or the occupancy of the same and (except as herein or in the Mortgage, as heretofore supplemented, expressly excepted) all the right, title and interest of the Company in and to all other property of any kind or nature appertaining to and/or used and/or occupied and/or enjoyed in connection with any property hereinbefore or in the Mortgage, as heretofore supplemented, described.

TOGETHER with all and singular the tenements, hereditaments, prescriptions, servitudes and appurtenances belonging or in anywise appertaining to the aforesaid property or any part thereof, with the reversion and reversions, remainder and remainders and (subject to the provisions of Section 57 of the Mortgage) the tolls, rents, revenues, issues, earnings, income, product and profits thereof, and all the estate, right, title and interest and claim whatsoever, at law as well as in equity, which the Company now has or may hereafter acquire in and to the aforesaid property and franchises and every part and parcel thereof.

IT IS HEREBY AGREED by the Company that, subject to the provisions of subsection (I) of Section 87 of the Mortgage, all the property, rights, and franchises acquired by the Company (by purchase, consolidation, merger, donation, construction, erection or in any other way) after the date hereof, except any herein or in the Mortgage, as heretofore supplemented, expressly excepted, shall be and are as fully granted and conveyed hereby and as fully embraced within the lien hereof and the lien of the Mortgage, as heretofore supplemented, as if such property, rights and franchises were now owned by the Company and were specifically described herein and conveyed hereby.

PROVIDED that the following are not and are not intended to be now or hereafter granted, bargained, sold, released, conveyed, assigned, transferred, mortgaged, hypothecated, affected, pledged, set over or confirmed hereunder and are hereby expressly excepted from the lien and operation of the Mortgage, as supplemented, viz: (1) cash, shares of stock, bonds, notes and other obligations and other securities not specifically pledged, paid, deposited, delivered or held under the Mortgage, as supplemented, or covenanted so to be; (2) merchandise, equipment, apparatus, materials or supplies held for the purpose of sale or other disposition in the usual course of business; fuel, oil and similar materials and supplies consumable in the operation of any of the properties of the Company; all aircraft, tractors, rolling stock, trolley coaches, buses, motor coaches, automobiles, motor trucks, and other vehicles and materials and supplies held for the purpose of repairing or replacing (in whole or part) any of the same; (3) bills, notes and accounts receivable, judgments, demands and chooses in action, and all contracts, leases and operating agreements not specifically pledged under the Mortgage, as supplemented, or covenanted so to be; the Company's contractual rights or other interest in or with respect to tires not owned by the Company; (4) the last day of the term of any lease or leasehold which may be or become subject to the lien of the Mortgage, as supplemented; (5) electric energy, gas, steam, water, ice, and other materials or products generated, manufactured, produced, purchased or acquired by the Company for sale, distribution or use in the ordinary course of its business; all timber, minerals, mineral rights and royalties and all Gas and Oil Production Property, as defined in Section 4 of the Mortgage, as supplemented; (6) the Company's franchise to be a corporation; and (7) any property heretofore released pursuant to any provisions of the Indenture and not heretofore disposed of by the Company; *provided, however*, that the property and rights expressly excepted from the lien and operation of the Mortgage, as supplemented, in the above subdivisions (2) and (3) shall (to the extent permitted by law) cease to be so excepted in the event and as of the date that either or both of the Trustees or a receiver or trustee shall enter upon and take possession of the Mortgaged and Pledged Property in the manner provided in Article XIII of the Mortgage by reason of the occurrence of a Default as defined in Section 65 thereof.

TO HAVE AND TO HOLD all such properties, real, personal and mixed, granted, bargained, sold, released, conveyed, assigned, transferred, mortgaged, pledged, set over or confirmed by the Company as aforesaid, or intended so to be, unto DOUGLAS J. MACINNES and (to the extent of its legal capacity to hold the same for the purposes hereof) unto THE BANK OF NEW YORK, as Trustees, and their successors and assigns forever.

IN TRUST NEVERTHELESS, for the same purposes and upon the same terms, trusts and conditions and subject to and with the same provisos and covenants as are set forth in the Mortgage, as supplemented, this Twentieth Supplemental Indenture being supplemental thereto.

AND IT IS HEREBY COVENANTED by the Company that all the terms, conditions, provisos, covenants and provisions contained in the Mortgage, as supplemented, shall affect and apply to the property hereinbefore described and conveyed and to the estate, rights, obligations and duties of the Company and the Trustees and the beneficiaries of the trust with respect to said property, and to the Trustees and their successors as Trustees of said property in the same manner and with the same effect as if the said property had been owned by the Company-New Jersey at the time of the execution of the Mortgage, and had been specifically and at length described in and conveyed to the Trustees, by the Mortgage as a part of the property therein stated to be conveyed.

The Company further covenants and agrees to and with the Trustees and their successors in said trust under the Indenture, as follows:

ARTICLE I

Twenty-Second Series of First Mortgage Bonds

Section 1.01. <u>General Terms of Bonds to be Issued</u>.

(a) There is hereby created a series of bonds designated: "7.30% Series due 2006" (herein sometimes referred to as the "Twenty-second Series;" and the bonds of such Twenty-second Series are hereinafter sometimes referred to as the "Bonds"), each of which shall bear the descriptive title "First Mortgage Bond." Bonds of the Twenty-second Series shall mature on December 1, 2006 and shall be issued as fully registered bonds in minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof; they shall bear interest at the rate of 7.30% per annum payable in arrears, subject to adjustment as described in Section 1.02 herein, the first interest payment to be made on June 1, 2002 and shall be for the period from the date of first authentication of the Bonds to June 1, 2002, with subsequent interest payments payable semiannually on December 1 and June 1 of each year (each such payment date, an "Interest Payment Date"); the principal of and interest on each Bond to be payable at the office or agency of the Company in the Borough of Manhattan, The City of New York, in such coin or currency of the United States of America as at the time of payment is legal tender for public and private debts. The Bonds shall be dated as in Section 10 of the Mortgage provided.

The Bonds (i) if issued to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act; each, a "QIB"), in reliance on Rule 144A under the Securities Act or (ii) if issued in offshore transactions to Non-U.S. Persons in reliance on Regulation S, shall be issued in the form of one or more Global Bonds substantially in the form of Exhibit A or Exhibit B hereto, respectively, and shall be deposited on behalf of the purchasers of the Bonds represented thereby with the Corporate Trustee as custodian for The Depository Trust Company ("DTC") or such other depositary as may be subsequently designated (the "Depositary"), shall be registered in the name of the Depositary or a nominee of the Depositary and the aggregate principal amount of Bonds so issued may from time to time be increased or decreased by adjustments made on the records of the Corporate Trustee and the Depositary or its nominee.

At the option of the registered owner, any Bonds, upon surrender thereof for cancellation at the office or agency of the Company in the Borough of Manhattan, The City of New York, shall be exchangeable for a like aggregate principal amount of bonds of the same series of other authorized denominations.

The Bonds shall be transferable upon the surrender thereof for cancellation, together with a written instrument of transfer in form approved by the Registrar, duly executed by the registered owner or by his duly authorized attorney, at the office or agency of the Company in the Borough of Manhattan, The City of New York.

Upon any exchange or transfer of Bonds, the Company may make a charge therefor sufficient to reimburse it for any tax or taxes or other governmental charge, as provided in Section 12 of the Mortgage, but the Company hereby waives any right to make a charge in addition thereto for any exchange or transfer of Bonds.

(b) Upon the delivery of this Twentieth Supplemental Indenture, Bonds in the aggregate principal amount of $150,000,000 are to be issued and delivered, pursuant to Article VI of the Mortgage, forthwith and will be Outstanding in addition to $365,000 aggregate principal amount of Bonds of the Fifteenth Series Outstanding, $1,446,000 aggregate principal amount of Bonds of the Sixteenth Series Outstanding, $28,000,000 aggregate principal amount of Bonds of the Seventeenth Series Outstanding, $5,386,000 aggregate principal amount of Bonds of the Eighteenth Series Outstanding, $90,205,000 aggregate principal amount of Bonds of the Nineteenth Series Outstanding and $80,000,000 aggregate principal amount of Bonds of the Twentieth Series Outstanding at the date of delivery of this Twentieth Supplemental Indenture.

Section 1.02. Redemption.

(a) The Bonds will not be subject to any mandatory redemption, sinking fund or other obligation of the Company to amortize, redeem or retire the Bonds and, in any case, the Bonds shall not be redeemable prior to maturity at the option of any holder of Bonds. Bonds of the Twenty-second Series shall be redeemable, however, at the option of the Company and pursuant to the requirements of the Indenture in whole or in part at anytime and from time to time, prior to maturity, upon notice to the holders of such Bonds by first class mail, mailed not less than 30 days but not more than 60 days prior to the date on which such Bonds are fixed to be redeemed (such date fixed for redemption, the "Redemption Date"), in cash at a redemption price (the "Redemption Price") equal to (i) the greater of: (A) one hundred per centum (100%) of the principal amount of Bonds to be redeemed then Outstanding, and (B) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the Redemption Date discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as hereinafter defined), *plus* (ii) accrued and unpaid interest to the Redemption Date, as calculated by an Independent Investment Banker (as hereinafter defined); *provided, however*, that such Redemption Price and other terms shall be in accordance with a Resolution of the Company's Board of Directors which Resolution shall be filed with the Corporate Trustee referring to this Twentieth Supplemental Indenture.

(b) In the event of any redemption of the Bonds, neither the Company nor the Corporate Trustee shall be required to (i) register the transfer of or exchange any Bonds during a period beginning at the opening of 15 days before any selection for redemption of such Bonds and ending at the close of business on the earliest date on which the relevant notice of redemption is deemed to have been given to all holders of Bonds to be redeemed or (ii) register the transfer of or exchange any Bonds so selected for redemption, in whole or in part, except the unredeemed portion of any Bonds being redeemed in part. Unless the Company defaults in payment of the redemption price, on and after the Redemption Date interest will cease to accrue on the Bonds of this series or portions thereof called for redemption.

(c) If the Company elects to redeem the Bonds in part, the Corporate Trustee shall select a fair and appropriate manner in which to determine which of the Bonds Outstanding are to be redeemed; *provided* that such manner shall be pursuant to the requirements of the Indenture.

(d) For purposes of this Section 1.02:

"Adjusted Treasury Rate" means, with respect to any Redemption Date:

- the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (as hereinafter defined) (if no maturity is within three months before or after the Remaining Life (as hereinafter defined), yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Adjusted Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

- if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields), the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price (as hereinafter defined) for such Redemption Date.

The Adjusted Treasury Rate will be calculated on the third Business Day (as hereinafter defined) preceding the Redemption Date.

"Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker (as hereinafter defined) as having a maturity comparable to the remaining term of the Bonds to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Bonds (the "Remaining Life").

"Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations (as hereinafter defined) for such Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker (as hereinafter defined) obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

"Independent Investment Banker" means Salomon Smith Barney Inc. and its successors, or if that firm is unwilling or unable to serve as such, an independent investment and banking institution or national standing appointed by the Company.

"Reference Treasury Dealer" means:

- Salomon Smith Barney Inc. and its successors; *provided* that, if Salomon Smith Barney Inc. ceases to be a primary U.S. Government securities dealer in New York City ("Primary Treasury Dealer"), we will substitute another Primary Treasury Dealer; and

- up to four other Primary Treasury Dealers selected by the Company.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent

Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such Redemption Date.

The Corporate Trustee shall be under no duty to inquire into, may conclusively presume the correctness of, and shall be fully protected in acting upon the calculation by the Independent Investment Banker of any Redemption Price of the Bonds.

Section 1.03. Interest.

The Bonds shall bear interest for each Interest Period (as hereinafter defined) at a rate per annum of 7.30%, subject to adjustment as described in this Section 1.03.

The rate of interest to be borne by the Bonds (the "Interest Rate") for each Interest Period shall be equal to 7.30% per annum *plus* any applicable Total Adjustment Rate (as hereinafter defined) per annum effective on the immediately succeeding Interest Payment Date and shall be applicable to the entire Interest Period in respect of which interest is payable on such Interest Payment Date; *provided* that the Bonds will be subject to adjustment only through and including the thirtieth day (such day, the "Fixed Date") after the consummation of the sale of substantially all of the Company's gas and electric utility business to NorthWestern Corporation (such sale pursuant to the Unit Purchase Agreement among the Company, NorthWestern Corporation and Touch American Holdings, Inc., dated as of September 29, 2000); and *provided further* that the Interest Rate in effect on the Fixed Date shall no longer be subject to adjustment and shall be, for so long as any Bonds remain Outstanding, equal to the Interest Rate that would exist if the Interest Rate were to be determined as described in this Section 1.03 on such Fixed Date. The Company shall notify the Corporate Trustee in writing at the principal corporate trust office of the Corporate Trustee of the Fixed Date promptly following the consummation of such sale, if any.

Prior to the Fixed Date, if any, in the event Moody's Investors Service, Inc. ("Moody's) or Standard & Poor's Rating Services ("S&P") have assigned to the Company's long-term secured debt a rating (a "Rating") listed under their respective names in the table immediately below as of any date within an Interest Period, the Company shall use the Adjustment Amount opposite such Rating below (an "Adjustment Amount") to determine the Total Adjustment Rate effective on the applicable Interest Payment Date. The "Total Adjustment Rate," if any, shall equal the sum of the applicable Moody's Adjustment Amount opposite the then-existing Moody's Rating below *plus* the applicable S&P Adjustment Amount opposite the then-existing S&P Rating below.

<center>Interest Rate Adjustments</center>

Moody's Rating	"Moody's Adjustment Amount"
Baa1	0.000%
Baa2	0.100%
Baa3	0.250%
Ba1	0.750%

S&P Rating	"S&P Adjustment Amount"
BBB+	0.100%
BBB	0.200%
BBB-	0.350%
BB+	0.850%

If, prior to the Fixed Date, either Moody's or S&P changes its Rating subsequent to an adjustment in the Interest Rate as a result of a previous Rating change by Moody's or S&P, the Interest Rate on the Bonds will be readjusted in accordance with the table above and the paragraph immediately above.

The period commencing on an Interest Payment Date and ending on the day preceding the next succeeding Interest Payment Date shall be an "Interest Period;" *provided* that the first Interest Period shall begin on the date of the first authentication of the Bonds and extend through May 31, 2002, the day preceding the first Interest Payment Date.

Interest payments for the Bonds will be computed and paid on the basis of a 360-day year of twelve 30-day months. If an Interest Payment Date or Redemption Date falls on a day that is not a Business Day, such Interest Payment Date or Redemption Date, as the case may be, will be the immediately succeeding Business Day with the same force and effect as if made on the original Interest Payment Date or Redemption Date, as the case may be, and no interest shall accrue for the period from and after such original Interest Payment Date or Redemption Date, as the case may be. All dollar amounts resulting from such calculation will be rounded, if necessary, to the nearest cent with one-half cent rounded upward.

No later than the day immediately succeeding the Fixed Date and upon any change in a Rating prior to the Fixed Date, the Company shall notify the Corporate Trustee promptly in writing upon any change in any Rating from a previously existing Rating, such notice stating the new Rating and the effective date of such Rating. The Corporate Trustee may conclusively presume that there has been no change in a Rating unless and until the Corporate Trustee shall have received at its principal corporate trust office such notice in writing from the Company. Upon the request of a Holder of a Bond, the Corporate Trustee shall provide to such Holder information for the then-current Interest Period, based on information received from the Company, regarding the Interest Rate for such Interest Period.

Interest on any Bond which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name that Bond (or one or more Predecessor Bonds) is registered at the close of business on the Record Date for such interest; provided, however, that interest payable at maturity (whether the stated maturity or maturity resulting from declaration of acceleration, call for redemption or otherwise) shall be payable to the Person to whom the principal of such Bond shall be payable.

Section 1.04.   Restrictions on Transfer and Exchange of Bonds.

(a)   *Transfer and Exchange of Global Bonds.* A Global Bond may not be transferred as a whole except by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. All Global Bonds will be exchanged by the Company for Certificated Bonds if (i) the Company delivers to the Corporate Trustee written notice from the Depositary that it is unwilling or unable to continue to act as Depositary or that it is no longer a clearing agency registered under the Exchange Act and, in either case, a successor Depositary is not appointed by the Company within 120 days after the date of such notice from the Depositary; (ii) the Company in its sole discretion determines that the Global Bonds (in whole but not in part) should be exchanged for Certificated Bonds and delivers a written notice to such effect to the Corporate Trustee or (iii) there shall have occurred and be continuing a Default with respect to the Bonds; *provided* that in no event shall the Regulation S Global Bond be exchanged by the Company for Certificated Bonds prior to (x) the expiration of the Distribution Compliance Period and (y) the receipt by the Registrar of any certificates required pursuant to Rule 903 under the Securities Act as the Registrar shall be advised by the Company. Upon the occurrence of either of the preceding events in (i), (ii) or (iii) above, Certificated Bonds shall be issued in such names as the Depositary shall instruct the Corporate Trustee. Global Bonds also may be exchanged or replaced, in whole or in part, as provided in this Section 1.04 and pursuant to Sections 15 and 16 of the Mortgage as heretofore amended and supplemented. Every Bond authenticated and made available for delivery in exchange for, or in lieu of, a Global Bond or any portion thereof, pursuant to this Section 1.04 and pursuant to Sections 15 and 16 of the Mortgage as heretofore amended and supplemented, shall be authenticated and made available for delivery in the form of, and shall be, a Global Bond. A Global Bond may not be exchanged for another Bond other than as provided in this Section 1.04(a); however, beneficial interests in a Global Bond may be transferred and exchanged as provided in Section 1.04(b) or (c) hereof.

(b) *Transfer and Exchange of Beneficial Interests in the Global Bonds.* The transfer and exchange of beneficial interests in the Global Bonds shall be effected through the Depositary, in accordance with the provisions of this Supplemental Indenture and the Applicable Procedures. Beneficial interests in the Restricted Global Bonds shall be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act. Transfers of beneficial interests in the Global Bonds also shall require compliance with either subparagraph (i) or (ii) below, as applicable, as well as one or more of the other following subparagraphs as applicable:

(i) *Transfer of Beneficial Interests in the Same Global Bond.* Beneficial interests in any Restricted Global Bond may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Bond in accordance with the transfer restrictions set forth in the Private Placement Legend; *provided, however*, that prior to the expiration of the Distribution Compliance Period, transfers of beneficial interests in the Regulation S Global Bond may not be made to a U.S. Person or for the account or benefit of a U.S. Person (other than an Initial Purchaser). Beneficial interests in any Unrestricted Global Bond may be transferred only to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Bond. No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 1.04(b)(i).

(ii)   *All Other Transfers and Exchanges of Beneficial Interests in Global Bonds*. In connection with all transfers and exchanges of beneficial interests (other than transfers of beneficial interests in a Global Bond to Persons who take delivery thereof in the form of a beneficial interest in the same Global Bond), the transferor of such beneficial interest must deliver to the Registrar either (A)(1) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a beneficial interest in the specified Global Bond in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase or (B)(1) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to cause to be issued a Certificated Bond in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given by the Depositary to the Registrar containing information regarding the Person in whose name such Certificated Bond shall be registered to effect the transfer or exchange referred to in (B)(1) above; *provided* that in no event shall Certificated Bonds be issued upon the transfer or exchange of beneficial interests in the Regulation S Global Bond prior to (x) the expiration of the Distribution Compliance Period and (y) the receipt by the Registrar of any certificates required pursuant to Rule 903 under the Securities Act as the Registrar shall be advised by the Company. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Bonds contained in this Supplemental Indenture, the Corporate Trustee shall adjust the principal amount of the relevant Global Bond(s) pursuant to Section 1.04(g) hereof.

(iii)   *Transfer of Beneficial Interests to Another Restricted Global Bond.* Beneficial interests in any Restricted Global Bond may be transferred to Persons who take delivery thereof in the form of a beneficial interest in another Restricted Global Bond if the transfer complies with the requirements of Section 1.04(b)(ii) above and the Registrar receives the following:

(A)   if the transferee will take delivery in the form of a beneficial interest in the 144A Global Bond, then the transferor must deliver a certificate in the form of <u>Exhibit C</u> hereto, including the certifications in item (1) thereof; and

(B)   if the transferee will take delivery in the form of a beneficial interest in the Regulation S Global Bond, then the transferor must deliver a certificate in the form of Exhibit C hereto, including the certifications in item (2) thereof.

(iv)   *Transfer and Exchange of Beneficial Interests in a Restricted Global Bond for Beneficial Interests in the Unrestricted Global Bond*. Beneficial interests in any Restricted Global Bond may be exchanged by any holder thereof for a beneficial interest in the Unrestricted Global Bond or transferred to Persons who take delivery thereof in the form of a beneficial interest in the Unrestricted Global Bond if the exchange or transfer complies with the requirements of Section 1.04(b)(ii) above and the Registrar receives the following:

(A)　if the holder of such beneficial interest in a Restricted Global Bond proposes to exchange such beneficial interest for a beneficial interest in the Unrestricted Global Bond, a certificate from such holder in the form of <u>Exhibit D</u> hereto, including the certifications in item (1)(a) thereof; or

(B)　if the holder of such beneficial interest in a Restricted Global Bond proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in the Unrestricted Global Bond, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (4) thereof; and

(C)　in each such case set forth in this subparagraph (iv), an opinion of counsel in form reasonably acceptable to the Company to the effect that such exchange or transfer is in compliance with the Securities Act, that the restrictions on transfer contained herein and in the Private Placement Legend are not required in order to maintain compliance with the Securities Act, and such beneficial interest is being exchanged or transferred in compliance with any applicable blue sky securities laws of any State of the United States.

If any such transfer or exchange is effected pursuant to this subparagraph (iv) at a time when an Unrestricted Global Bond has not yet been issued, the Company shall issue and, upon receipt of an authentication order in accordance with the Indenture hereof, the Corporate Trustee shall authenticate one or more Unrestricted Global Bonds in an aggregate principal amount equal to the principal amount of beneficial interests transferred pursuant to this subparagraph (iv).

(v)　*Transfer or Exchange of Beneficial Interests in Unrestricted Global Bonds for Beneficial Interests in Restricted Global Bonds Prohibited.* Beneficial interests in an Unrestricted Global Bond cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in any Restricted Global Bond.

(c)　*Transfer or Exchange of Beneficial Interests for Certificated Bonds.*

(i)　*Beneficial Interests in Restricted Global Bonds to Restricted Certificated Bonds.* If any holder of a beneficial interest in a Restricted Global Bond proposes to exchange such beneficial interest for a Restricted Certificated Bond or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Restricted Certificated Bond, then, upon receipt by the Registrar of the following documentation (all of which may be submitted by facsimile):

(A)　if the holder of such beneficial interest in a Restricted Global Bond proposes to exchange such beneficial interest for a Restricted Certificated Bond, a certificate from such holder in the form of Exhibit D hereto, including the certifications in item (2)(a) thereof;

(B)　if such beneficial interest is being transferred to a QIB in accordance with Rule 144A under the Securities Act, a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (1) thereof;

(C)   if such beneficial interest is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904 under the Securities Act, a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (2) thereof;

(D)   if such beneficial interest is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (3)(a) thereof;

(E)   if such beneficial interest is being transferred to the Company or any of its Subsidiaries, a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (3)(b) thereof; or

(F)   if such beneficial interest is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (3)(c) thereof,

the Corporate Trustee shall cause the aggregate principal amount of the applicable Global Bond to be reduced accordingly pursuant to Section 1.04(g) hereof, and the Company shall execute and the Corporate Trustee shall authenticate and deliver to the Person designated in the instructions a Certificated Bond in the appropriate principal amount. Certificated Bonds issued in exchange for beneficial interests in a Restricted Global Bond pursuant to this Section 1.04(c) shall be registered in such names and in such authorized denominations as the holder shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Corporate Trustee shall deliver such Certificated Bonds to the Persons in whose names such Bonds are so registered. Certificated Bonds issued in exchange for a beneficial interest in a Restricted Global Bond pursuant to this Section 1.04(c)(i) shall bear the Private Placement Legend and shall be subject to all restrictions on transfer contained therein.

(ii)   *Beneficial Interests in Regulation S Global Bonds for Certificated Bonds*. Notwithstanding Sections 1.04(c)(i)(A) and (C) hereof, a beneficial interest in the Regulation S Global Bond may not be (A) exchanged for a Certificated Bond prior to (x) the expiration of the Distribution Compliance Period and (y) the receipt by the Registrar of any certificates required pursuant to Rule 903(c)(3)(B) under the Securities Act as the Registrar shall be advised by the Company or (B) transferred to a Person who takes delivery thereof in the form of a Certificated Bond prior to the conditions set forth in clause (A) above or unless the transfer is pursuant to an exemption from the registration requirements of the Securities Act other than Rule 903 or Rule 904 as the Registrar shall be advised by the Company.

(iii)   *Beneficial Interests in Restricted Global Bonds to Unrestricted Certificated Bonds*. Notwithstanding Section 1.04(c)(i) hereof, a holder of a beneficial interest in a Restricted Global Bond may exchange such beneficial interest for an Unrestricted Certificated Bond or may transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Certificated Bond only if the Registrar receives the following:

(A)   if the holder of such beneficial interest in a Restricted Global Bond proposes to exchange such beneficial interest for a Certificated Bond that does not bear the Private Placement Legend, a certificate from such holder in the form of Exhibit D hereto, including the certifications in item (1)(b) thereof; or

(B)   if the holder of such beneficial interest in a Restricted Global Bond proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a Certificated Bond that does not bear the Private Placement Legend, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (4) thereof; and

(C)   in each such case set forth in this subparagraph (iii), an opinion of counsel in form reasonably acceptable to the Company, to the effect that such exchange or transfer is in compliance with the Securities Act, that the restrictions on transfer contained herein and in the Private Placement Legend are not required in order to maintain compliance with the Securities Act, and such beneficial interest in a Restricted Global Bond is being exchanged or transferred in compliance with any applicable blue sky securities laws of any State of the United States.

(iv)   *Beneficial Interests in Unrestricted Global Bonds to Unrestricted Certificated Bonds.* If any holder of a beneficial interest in an Unrestricted Global Bond proposes to exchange such beneficial interest for a Certificated Bond or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Certificated Bond, then, upon satisfaction of the conditions set forth in Section 1.04(b)(ii) hereof, the Corporate Trustee shall cause the aggregate principal amount of the applicable Global Bond to be reduced accordingly pursuant to Section 1.04(g) hereof, and the Company shall execute and the Corporate Trustee shall authenticate and deliver to the Person designated in the instructions a Certificated Bond in the appropriate principal amount. Certificated Bonds issued in exchange for a beneficial interest pursuant to this Section 1.04(c)(iv) shall be registered in such names and in such authorized denominations as the holder shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Corporate Trustee shall deliver such Certificated Bonds to the Persons in whose names such Bonds are so registered. Certificated Bonds issued in exchange for a beneficial interest pursuant to this Section 1.04(c)(iv) shall not bear the Private Placement Legend.

(v)   *Transfer or Exchange of Beneficial Interests in Unrestricted Global Bonds to Restricted Certificated Bonds Prohibited.* Beneficial interests in an Unrestricted Global Bond cannot be exchanged for a Certificated Bond bearing the Private Placement Legend or transferred to a Person who takes delivery thereof in the form of a Certificated Bond bearing the Private Placement Legend.

(d)   *Transfer or Exchange of Certificated Bonds for Beneficial Interests*.

(i)   *Restricted Certificated Bonds to Beneficial Interests in Restricted Global Bonds*. If any Holder of Restricted Certificated Bonds proposes to exchange such Bonds for a beneficial interest in a Restricted Global Bond or to transfer such Restricted Certificated Bonds to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Bond, then, upon receipt by the Registrar of the following documentation (all of which may be submitted by facsimile):

(A)   if the Holder of such Restricted Certificated Bonds proposes to exchange such Bonds for a beneficial interest in a Restricted Global Bond, a certificate from such Holder in the form of Exhibit D hereto, including the certifications in item (2)(b) thereof;

(B)   if such Restricted Certificated Bonds are being transferred to a QIB in accordance with Rule 144A under the Securities Act, a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (1) thereof;

(C)   if such Restricted Certificated Bonds are being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904 under the Securities Act, a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (2) thereof;

(D)   if such Restricted Certificated Bonds are being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (3)(a) thereof;

(E)   if such Restricted Certificated Bonds are being transferred to the Company or any of its Subsidiaries, a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (3)(b) thereof; or

(F)   if such Restricted Certificated Bonds are being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (3)(c) thereof,

the Corporate Trustee shall cancel the Certificated Bonds, increase or cause to be increased the aggregate principal amount of, in the case of clause (A) above, the appropriate Restricted Global Bond, in the case of clauses (B), (D), (E) and (F) above, the 144A Global Bond, and in the case of clause (C) above, the Regulation S Global Bond.

(ii)   *Restricted Certificated Bonds to Beneficial Interests in Unrestricted Global Bonds*. A Holder of Restricted Certificated Bonds may exchange such Bonds for a beneficial interest in the Unrestricted Global Bond or transfer such Restricted Certificated Bonds to a Person who takes delivery thereof in the form of a beneficial interest in the Unrestricted Global Bond only if the Registrar receives the following:

(A)   if the Holder of such Certificated Bonds proposes to exchange such Bonds for a beneficial interest in the Unrestricted Global Bond, a certificate from such Holder in the form of Exhibit D hereto, including the certifications in item (1)(c) thereof; or

(B)   if the Holder of such Certificated Bonds proposes to transfer such Bonds to a Person who shall take delivery thereof in the form of a beneficial interest in the Unrestricted Global Bond, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (4) thereof; and

(C)   in each such case set forth in this subparagraph (ii), an opinion of counsel in form reasonably acceptable to the Company to the effect that such exchange or transfer is in compliance with the Securities Act, that the restrictions on transfer contained herein and in the Private Placement Legend are not required in order to maintain compliance with the Securities Act, and such Certificated Bonds are being exchanged or transferred in compliance with any applicable blue sky securities laws of any State of the United States.

Upon satisfaction of the conditions of any of the subparagraphs in this Section 1.04(d)(ii), the Corporate Trustee shall cancel the Certificated Bonds and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Bond.

(iii)   *Unrestricted Certificated Bonds to Beneficial Interests in Unrestricted Global Bonds.* A Holder of Unrestricted Certificated Bonds may exchange such Bonds for a beneficial interest in the Unrestricted Global Bond or transfer such Certificated Bonds to a Person who takes delivery thereof in the form of a beneficial interest in the Unrestricted Global Bond. Upon receipt of a request for such an exchange or transfer, the Corporate Trustee shall cancel the Unrestricted Certificated Bonds and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Bond.

(iv)   *Transfer or Exchange of Unrestricted Certificated Bonds to Beneficial Interests in Restricted Global Bonds Prohibited.* An Unrestricted Certificated Bond cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, beneficial interests in a Restricted Global Bond.

(v)   *Issuance of Unrestricted Global Bonds.* If any such exchange or transfer from a Certificated Bond to a beneficial interest is effected pursuant to subparagraph (ii) or (iii) above at a time when an Unrestricted Global Bond has not yet been issued, the Company shall issue and, upon receipt of an authentication order in accordance with the Indenture, the Corporate Trustee shall authenticate one or more Unrestricted Global Bonds in an aggregate principal amount equal to the principal amount of beneficial interests transferred pursuant to the applicable subparagraph (ii) or (iii) above.

(e)   *Transfer and Exchange of Certificated Bonds.* Upon request by a Holder of Certificated Bonds and such Holder's compliance with the provisions of this Section 1.04(e), the Registrar shall register the transfer or exchange of Certificated Bonds. Prior to such registration of transfer or exchange, the requesting Holder shall present or surrender to the

Registrar the Certificated Bonds duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by his attorney-in-fact, duly authorized in writing. In addition, the requesting Holder shall provide any additional certifications, documents and information, as applicable, pursuant to the provisions of this Section 1.04(e).

(i)   *Restricted Certificated Bonds to Restricted Certificated Bonds.* Restricted Certificated Bonds may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Restricted Certificated Bond if the Registrar receives the following:

(A)   if the transfer will be made pursuant to Rule 144A under the Securities Act, then the transferor must deliver a certificate in the form of Exhibit C hereto, including the certifications in item (1) thereof;

(B)   if the transfer will be made pursuant to Rule 903 or Rule 904 under the Securities Act, then the transferor must deliver a certificate in the form of Exhibit C hereto, including the certifications in item (2) thereof; and

(C)   if the transfer will be made pursuant to any other exemption from the registration requirements of the Securities Act, then the transferor must deliver (x) a certificate in the form of Exhibit C hereto, including the certifications in item (3) thereof and (y) to the extent required by item 3(d) of Exhibit C hereto, an opinion of counsel in form reasonably acceptable to the Company to the effect that such transfer is in compliance with the Securities Act and such beneficial interest is being transferred in compliance with any applicable blue sky securities laws of any State of the United States.

(ii)   *Restricted Certificated Bonds to Unrestricted Certificated Bonds.* Restricted Certificated Bonds may be exchanged by any Holder thereof for an Unrestricted Certificated Bond or transferred to Persons who take delivery thereof in the form of an Unrestricted Certificated Bond if the Registrar receives the following:

(A)   if the Holder of such Restricted Certificated Bonds proposes to exchange such Bonds for an Unrestricted Certificated Bond, a certificate from such Holder in the form of <u>Exhibit D</u> hereto, including the certifications in item (1)(a) thereof; or

(B)   if the Holder of such Restricted Certificated Bonds proposes to transfer such Bonds to a Person who shall take delivery thereof in the form of an Unrestricted Certificated Bond, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (4) thereof; and

(C)   in each such case set forth in this subparagraph (ii), an opinion of counsel in form reasonably acceptable to the Company to the effect that such exchange or transfer is in compliance with the Securities Act, that the restrictions on transfer contained herein and in the Private Placement Legend are not required in order to maintain compliance with the Securities Act, and such Restricted

Certificated Bond is being exchanged or transferred in compliance with any applicable blue sky securities laws of any State of the United States.

(iii)   *Unrestricted Certificated Bonds to Unrestricted Certificated Bonds.* A Holder of Unrestricted Certificated Bonds may transfer such Bonds to a Person who takes delivery thereof in the form of an Unrestricted Certificated Bond. Upon receipt of a request for such a transfer, the Registrar shall register the Unrestricted Certificated Bonds pursuant to the instructions from the Holder thereof.

(iv)   *Transfer or Exchange of Unrestricted Certificated Bonds to Restricted Certificated Bonds Prohibited.* An Unrestricted Certificated Bond cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of a Restricted Certificated Bond.

(f)   *Legends.* The following legends shall appear on the face of all Global Bonds and Certificated Bonds issued under this Supplemental Indenture unless specifically stated otherwise in the applicable provisions of this Supplemental Indenture.

(i)   *Private Placement Legend*.

(A)   Except as permitted by subparagraph (B) below, each Global Bond and each Certificated Bond (and all Bonds issued in exchange therefor or substitution thereof) shall bear the legend in substantially the following form:

"THE BONDS EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR OTHER SECURITIES LAWS. NEITHER THIS BOND NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION UNLESS THE TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT (A) IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) OR (B) IT IS NOT A U.S. PERSON AND IS ACQUIRING ITS BOND IN AN "OFFSHORE TRANSACTION" PURSUANT TO RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (2) AGREES THAT IT WILL NOT PRIOR TO (X) THE DATE WHICH IS TWO YEARS (OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144(k) UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THEREUNDER) AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF (OR OF ANY PREDECESSOR OF THIS BOND) OR THE LAST DAY ON WHICH THE COMPANY OR ANY AFFILIATE OF THE COMPANY WAS THE OWNER OF THIS BOND (OR ANY

PREDECESSOR OF THIS BOND) AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW (THE "RESALE RESTRICTION TERMINATION DATE"), OFFER, SELL OR OTHERWISE TRANSFER THIS BOND EXCEPT (A) TO THE COMPANY, (B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE BONDS ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON IT REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A INSIDE THE UNITED STATES, (D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT OR (E) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS BOND IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND; *PROVIDED* THAT THE COMPANY, THE CORPORATE TRUSTEE AND THE REGISTRAR SHALL HAVE THE RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER (I) PURSUANT TO CLAUSE (D) OR (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM, AND (II) IN EACH OF THE FOREGOING CASES, TO REQUIRE THAT A CERTIFICATION OF TRANSFER IN THE FORM APPEARING IN THE SUPPLEMENTAL INDENTURE GOVERNING THIS BOND IS COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE CORPORATE TRUSTEE. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE. AS USED HEREIN, THE TERMS "OFFSHORE TRANSACTION," "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT."

(B)   Notwithstanding the foregoing, any Global Bond or Certificated Bond issued pursuant to subparagraph (b)(iv), (c)(ii), (c)(iii), (d)(ii), (d)(iii), (e)(ii) or (e)(iii) of this Section 1.04 (and all Bonds issued in exchange therefor or substitution thereof) shall not bear the Private Placement Legend.

(ii)   *Global Bond Legend.* Each Global Bond shall bear a legend in substantially the following form:

> "THIS GLOBAL BOND IS HELD BY THE DEPOSITARY (AS DEFINED IN THE SUPPLEMENTAL INDENTURE GOVERNING THIS BOND) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE CORPORATE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 1.04 OF THE TWENTIETH SUPPLEMENTAL INDENTURE, (II) THIS GLOBAL BOND MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 1.04(a) OF THE TWENTIETH SUPPLEMENTAL INDENTURE, (III) THIS GLOBAL BOND MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO THE INDENTURE AND (IV) THIS GLOBAL BOND MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY. [ADD ANY LEGEND REQUIRED BY THE DEPOSITARY.]"

(iii)   Regulation S Global Bond Legend. The Regulation S Global Bond shall bear a legend in substantially the following form:

> "THE RIGHTS ATTACHING TO THIS REGULATION S GLOBAL BOND, AND THE CONDITIONS AND PROCEDURES GOVERNING ITS EXCHANGE FOR CERTIFICATED BONDS, ARE AS SPECIFIED IN THE MORTGAGE (AS DEFINED HEREIN AND AS HERETOFORE AMENDED AND SUPPLEMENTED). NEITHER THE HOLDER NOR THE BENEFICIAL OWNERS OF THIS REGULATION S GLOBAL BOND SHALL BE ENTITLED TO RECEIVE PAYMENT OF INTEREST HEREON. THIS PARAGRAPH SHALL BE APPLICABLE ONLY DURING THE DISTRIBUTION COMPLIANCE PERIOD (AS DEFINED IN THE TWENTIETH SUPPLEMENTAL INDENTURE)."

(g)   *Cancellation and/or Adjustment of Global Bonds.* At such time as all beneficial interests in a particular Global Bond have been exchanged for Certificated Bonds or a particular Global Bond has been redeemed, repurchased or canceled in whole and not in part, each such Global Bond shall be returned to or retained and canceled by the Corporate Trustee in accordance with the Indenture. At any time prior to such cancellation, if any beneficial interest in a Global Bond is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Bond or for Certificated Bonds, the principal amount of Bonds represented by such Global Bond shall be reduced accordingly and an endorsement shall be made on such Global Bond, by the Corporate Trustee or by the Depositary at the direction of the Corporate Trustee, to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Bond, such other Global Bond shall be increased accordingly and an endorsement shall be made on such Global Bond, by the Corporate Trustee or by the Depositary at the direction of the Corporate Trustee, to reflect such increase.

(h)   *General Provisions Relating to Transfers and Exchanges.*

(i)   To permit registrations of transfers and exchanges, the Company shall execute and the Corporate Trustee shall authenticate Global Bonds and Certificated Bonds upon the Company's order or at the Registrar's request.

(ii)   No service charge shall be made to a holder of a beneficial interest in a Global Bond or to a Holder of a Certificated Bond for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to the Mortgage as heretofore amended and supplemented).

(iii)   Neither the Company nor the Registrar shall be required to register the transfer of or exchange any Bond selected for redemption in whole or in part, except the unredeemed portion of any Bond being redeemed in part.

(iv)   All Global Bonds and Certificated Bonds issued upon any registration of transfer or exchange of Global Bonds or Certificated Bonds shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under the Indenture, as the Global Bonds or Certificated Bonds surrendered upon such registration of transfer or exchange.

(v)   The Company shall not be required (A) to issue, to register the transfer of or to exchange Bonds during a period beginning at the opening of business 15 days before the day of any selection of Bonds for redemption under Section 1.02 hereof and ending at the close of business on the day of selection or (B) to register the transfer of or to exchange any Bond so selected for redemption in whole or in part, except the unredeemed portion of any Bond being redeemed in part.

(vi)   Prior to due presentment for the registration of a transfer of any Bond, the Corporate Trustee, any Agent and the Company may deem and treat the Person in whose name any Bond is registered as the absolute owner of such Bond for the purpose of receiving payment of principal of and interest on such Bonds and for all other purposes, and none of the Corporate Trustee, any Agent or the Company shall be affected by notice to the contrary.

(vii)   The Corporate Trustee shall authenticate Global Bonds and Certificated Bonds in accordance with the provisions of the Indenture.

ARTICLE II

Definitions

Section 2.01. Definitions.

The following terms shall have the meanings provided herein for all purposes of this Supplemental Indenture, unless the context clearly requires otherwise (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

"*144A Global Bond*" means the global Bond in the form of Exhibit A hereto bearing the Global Bond Legend and the Private Placement Legend and deposited with, or in custody for, and registered in the name of the Depositary or its nominee that will be issued in a denomination equal to the outstanding principal amount of the Bonds sold in reliance on Rule 144A.

"*Agent*" means any Registrar, paying agent or co-registrar.

"*Applicable Procedures*" means, with respect to any transfer or exchange of or for beneficial interests in any Global Bond, the rules and procedures of the Depositary, Euroclear and Clearstream that apply to such transfer or exchange.

"*Beneficial Owner*" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), that "person" shall be deemed to have beneficial ownership of all securities that the "person" has the right to acquire by conversion or exercise of other securities, whether the right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns" and "Beneficially Owned" shall have a corresponding meaning.

"Business Day" means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law or executive order to close in The City of New York.

"*Certificated Bond*" means a certificated Bond registered in the name of the Holder thereof and issued in accordance with the Mortgage as heretofore amended and supplemented, substantially in the form of Exhibit A hereto, except that such Bond shall not bear the Global Bond Legend and shall not have the "Schedule of Exchanges of Interests in the Global Bond" attached thereto.

"*Clearstream*" means Clearstream Banking, société anonyme.

"*Distribution Compliance Period*" means the 40-day distribution compliance period until January 6, 2002.

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

"*Global Bonds*" means, individually and collectively, each of the Restricted Global Bonds and the Unrestricted Global Bonds, substantially in the form of Exhibit A or B hereto issued in accordance with the Mortgage as heretofore amended and supplemented.

"*Global Bond Legend*" means the legend set forth in Section 1.04(f)(ii) hereof to be placed on all Global Bonds issued under this Supplemental Indenture.

"*Holder*" means a Person in whose name a Bond is registered.

"*Indirect Participant*" means a Person who holds a beneficial interest in a Global Bond through a Participant.

"*Non-U.S. Person*" means a Person who is not a U.S. Person.

"*Participant*" means, with respect to DTC, Euroclear or Clearstream, a Person who has an account with DTC, Euroclear or Clearstream, respectively (and, with respect to DTC, shall include Euroclear and Clearstream).

"*Person*" means an individual, partnership, corporation, limited liability company, unincorporated organization, association, joint-stock company, trust, joint venture, government, or any agency or political subdivision thereof or any other entity.

"*Predecessor Bond*" of any particular Bond means every previous Bond evidencing all or a portion of the same debt as that evidenced by such particular Bond; and, for the purposes of this definition, any Bond authenticated and delivered under Section 16 of the Indenture in exchange for or in lieu of a mutilated, destroyed, lost or stolen Bond shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Bond.

"*Private Placement Legend*" means the legend set forth in Section 1.04(f)(i) hereof to be placed on all Bonds issued under this Supplemental Indenture except as otherwise permitted by the provisions of this Supplemental Indenture.

"*Record Date*" means, with respect to any Interest Payment Date, the November 15 or May 16 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date.

"*Registrar*" means the Person appointed by the Company to maintain the Bond register, in which register, subject to such reasonable regulations as the Company may prescribe, the Company shall provide for the registration of Bonds and for the exchange and transfer of Bonds.

"*Regulation S*" means Regulation S promulgated under the Securities Act.

"*Regulation S Global Bond*" means a Regulation S global Bond in the form of Exhibit B hereto bearing the Private Placement Legend, the Global Bond Legend and the Regulation S Global Bond Legend and deposited with and registered in the name of the Depositary or its nominee that will be issued in a denomination equal to the outstanding principal amount of the Bonds sold in reliance on Regulation S.

"*Restricted Certificated Bond*" means a Certificated Bond bearing the Private Placement Legend.

"*Restricted Global Bonds*" means the 144A Global Bond and the Regulation S Temporary Global Bond, each of which shall bear the Private Placement Legend.

"*Rule 144*" means Rule 144 under the Securities Act.

"*Rule 144A*" means Rule 144A under the Securities Act.

"*Rule 903*" means Rule 903 under the Securities Act.

"*Rule 904*" means Rule 904 under the Securities Act.

"*Securities Act*" means the Securities Act of 1933, as amended.

"*Transfer Restricted Securities*" means securities that bear or are required to bear the Private Placement Legend set forth in Section 1.04(f)(i) hereof.

"*Unrestricted Certificated Bond*" means one or more Certificated Bonds that do not and are not required to bear the Private Placement Legend.

"*Unrestricted Global Bond*" means one or more global Bonds, that do not and are not required to bear the Private Placement Legend and are deposited with, or in custody for, and registered in the name of the Depositary or its nominee.

"*U.S. Person*" means a U.S. person as defined in Rule 902(o) under the Securities Act.

ARTICLE III

Miscellaneous Provisions

Section 3.01.   Trustees. The Trustees hereby accept the trusts herein declared, provided, created or supplemented and agree to perform the same upon the terms and conditions herein and in the Mortgage, as heretofore supplemented, set forth and upon the following terms and conditions:

The Trustees shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Twentieth Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made by the Company solely. In general, each and every term and condition contained in Article XVII of the Mortgage, as heretofore supplemented, shall apply to and form part of this Twentieth Supplemental Indenture with the same force and effect as if the same were herein set forth in full with such omissions, variations and insertions, if any, as may be appropriate to make the same conform to the provisions of this Twentieth Supplemental Indenture.

Section 3.02. <u>Successors and Assigns</u>. Whenever in this Twentieth Supplemental Indenture any of the parties hereto is named or referred to, this shall, subject to the provisions of Articles XVI and XVII of the Mortgage, as heretofore supplemented, be deemed to include the successors and assigns of such party, and all the covenants and agreements in this Twentieth Supplemental Indenture contained by or on behalf of the Company, or by or on behalf of the Trustees shall, subject as aforesaid, bind and inure to the respective benefits of the respective successors and assigns of such parties, whether so expressed or not.

Section 3.03. <u>Benefits of Supplemental Indenture</u>. Nothing in this Twentieth Supplemental Indenture, expressed or implied, is intended, or shall be construed, to confer upon, or to give to, any person, firm or corporation, other than the parties hereto and the holders of the bonds Outstanding under the Indenture, any right, remedy or claim under or by reason of this Twentieth Supplemental Indenture or any covenant, condition, stipulation, promise or agreement hereof, and all the covenants, conditions, stipulations, promises and agreements in this Twentieth Supplemental Indenture contained by or on behalf of the Company shall be for the sole and exclusive benefit of the parties hereto, and of the holders of the bonds and coupons now, or to be Outstanding under the Indenture.

Section 3.04. <u>Terms</u>. The terms defined in the Mortgage as heretofore supplemented shall, for purposes of this Twentieth Supplemental Indenture, have the meanings specified in the Mortgage, as heretofore supplemented.

Section 3.05. <u>Counterparts</u>. This Twentieth Supplemental Indenture shall be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument.

IN WITNESS WHEREOF, THE MONTANA POWER COMPANY has caused its name to be hereunto affixed, and this instrument to be signed and sealed by its President or one of its Vice Presidents, and its seal to be attested by its Secretary or one of its Assistant Secretaries for and in its behalf, and THE BANK OF NEW YORK, in token of its acceptance of the trust hereby created, has caused its corporate name to be hereunto affixed, and this instrument to be signed and sealed by one of its Vice Presidents or one of its Assistant Vice Presidents, and its corporate seal to be attested by one of its Assistant Vice Presidents, Assistant Secretaries or Assistant Treasurers, and DOUGLAS J. MACINNES, for all like purposes, has hereunto set his hand and affixed his seal, as of the day and year first above written.

[Seal]

THE MONTANA POWER COMPANY

By:/s/ Jack Haffey
    Name: Jack Haffey
    Title: Executive Vice President and Chief
             Operating Officer

Attest:

/s/ Patrick T. Fleming
Name: Patrick T. Fleming
Title: Corporate Secretary

Executed, sealed and delivered by
THE MONTANA POWER COMPANY
in the presence of:

/s/ J.P. Pederson

/s/ R.P. Gannon

[Seal]

THE BANK OF NEW YORK,
as Corporate Trustee

By:/s/ Van K. Brown
    Name: Van K. Brown
    Title: Vice President

Attest:

/s/ Michael Pitfick
Name: Michael Pitfick
Title: Assistant Treasurer

/s/ Douglas J. MacInnes
DOUGLAS J. MACINNES, as Co-Trustee

Executed, sealed and delivered
By THE BANK OF NEW YORK and
DOUGLAS J. MACINNES in the presence of:

/s/ Authorized Signatory

/s/ Authorized Signatory

STATE OF MONTANA   )
) ss.:
COUNTY OF SILVER BOW)

   On this 26th day of November, in the year 2001, before me, Kathleen Sparks, a Notary Public in and for the State of Montana, personally came and appeared J.D. HAFFEY, to me known and known to me to be a Vice President of THE MONTANA POWER COMPANY, the company that executed the within instrument, and acknowledged to me that such company executed the same, and being by me duly sworn, did depose and say that she/he resides at Anaconda, MT; that he is a Vice President of THE MONTANA POWER COMPANY, described in and which executed the within and above instrument; that he knows the seal of said company; that the seal affixed to said instrument is such seal; that it was so affixed by order of the Board of Directors of said company, and that he signed his name thereto by like order.

   IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed my official seal the day and year in this certificate first above written.

        /s/ Kathleen Sparks

STATE OF NEW YORK   )
) ss.:

COUNTY OF NEW YORK)

On this 26th day of November, 2001, before me, William J. Cassels, a Notary Public in and for the State of New York, personally came and appeared Van K. Brown, to me known and known to me to be a/the Vice President of THE BANK OF NEW YORK, the corporation that executed the within instrument, and acknowledged to me that such corporation executed the same, and, being by me duly sworn, did depose and say that he resides at The City of New York; that he is a/the Vice President of THE BANK OF NEW YORK, the corporation described in and which executed the within and above instrument; that he knows the seal of said corporation; that the seal affixed to said instrument is such corporate seal; that it was so affixed by authority of the Board of Directors of said corporation, and that he signed his name thereto by like authority.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed my official seal the day and year in this certificate first above written.

/s/ William J. Cassels
WILLIAM J. CASSELS
Notary Public, State of New York
No. 01CA5027728
Qualified in Bronx County
Commission Expires May 16, 2002

STATE OF NEW YORK   )
) ss.:

COUNTY OF NEW YORK)

        On this 26th day of November, in the year 2001, before me, William J. Cassels, a Notary Public in and for the State of New York, personally came and appeared DOUGLAS J. MACINNES, personally known to me or proved to me on the basis of satisfactory evidence to be one of the persons described in and who executed the within instrument, and whose name is subscribed thereto, and acknowledged to me that he executed the same.

        IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed my official seal the day and year in this certificate first above written.

                             /s/ William J. Cassels
                             WILLIAM J. CASSELS
                             Notary Public, State of New York
                             No. 01CA5027728
                             Qualified in Bronx County
                             Commission Expires May 16, 2002